Exhibit 3.2

CERTIFICATE OF AMENDMENT OF

CERTIFICATE OF DESIGNATION OF PREFERENCES,

RIGHTS AND LIMITATIONS

OF

SERIES A CONVERTIBLE PREFERRED STOCK

OF

CLEVELAND BIOLABS, INC.

Pursuant to Section 151 of the

General Corporation Law of the State of Delaware

CLEVELAND BIOLABS, INC., a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

ONE: The name of this corporation is Cleveland BioLabs, Inc. (the “Corporation”).

TWO: The original Certificate of Designation of the Series A Convertible Preferred Stock (the “Certificate of Designation”) was filed with the Secretary of State of Delaware on February 5, 2015.

THREE: As of the date hereof, the Corporation has not issued any shares of the Series A Convertible Preferred Stock authorized under the Certificate of Designation.

FOUR: Pursuant to the provisions of Section 151 of the General Corporation Law of the State of Delaware and the authority vested in the board of directors of the Corporation (the “Board of Directors”) by the Amended and Restated Certificate of Incorporation of the Corporation (the “Restated Certificate”), the Board of Directors has duly adopted resolutions providing for the amendment of the Certificate of Designation as provided for hereunder, and such resolutions are set forth below in pertinent part:

WHEREAS, it is the intention of the Corporation to modify the terms of the Series A Convertible Preferred Stock and to amend the Certificate of Designation.

NOW, THEREFORE, BE IT RESOLVED, that pursuant to the authority vested in the Board of Directors in accordance with the provisions of Section 151 of the General Corporation Law of the State of Delaware and the Restated Certificate, Section 6(e) under the “Terms of Preferred Stock” of the Certificate of Designation shall be amended and restated to read in its entirety as follows:

“e) Issuance Limitations. Notwithstanding anything herein to the contrary, if the Corporation has not obtained Shareholder Approval, then the Corporation may not issue, upon conversion of the Preferred Stock, a number of shares of Common Stock which, when aggregated with any shares of Common Stock issued on or after the Original Issue Date and prior to such Conversion Date (i) in connection with the issuance of shares of Common Stock pursuant to the Purchase Agreement (such shares, the “Shares”), (ii) in connection with any prior conversion of Preferred Stock, (iii) in connection with the exercise of any Series A Warrants issued pursuant to the Purchase Agreement and (iv) in connection with the exercise of any Series B Prefunded Warrants issued pursuant to the Purchase Agreement, would exceed 572,207 shares of Common Stock (subject to adjustment for forward and reverse stock splits, recapitalizations and the like) (such number of shares, the “Issuable Maximum”). Each Holder shall be entitled to a portion of the Issuable Maximum equal to the quotient obtained by dividing (x) the Holder’s original Subscription Amount pursuant to the Purchase Agreement by (y) the aggregate original Subscription Amount of all holders pursuant to the Purchase Agreement. In addition, each Holder may allocate its pro-rata portion of the Issuable Maximum among the Shares, the Preferred Stock, Series A Warrants and Series B Prefunded Warrants held by it in its sole discretion. Such Holder’s portion shall be adjusted upward ratably in the event that a holder no longer holds any Shares, Preferred Stock, Series A Warrants or Series B Prefunded Warrants and the amount of shares issued to such Holder in connection with its Shares pursuant to the Purchase Agreement and pursuant to such Holder’s Preferred Stock, Series A Warrants and Series B Prefunded Warrants was less than such Holder’s pro-rata share of the Issuable Maximum. For avoidance of doubt, unless and until Shareholder Approval is obtained and effective, warrants issued to any registered broker-dealer as a fee in connection with the Securities issued pursuant to the Purchase Agreement shall provide that such warrants shall not be allocated any portion of the Issuable Maximum and shall be unexercisable unless and until such Shareholder Approval is obtained and effective. Capitalized terms used in this paragraph are as specified in the Purchase Agreement.”; and

RESOLVED FURTHER, that the officers of the Corporation are each authorized and directed, for and on behalf of the Company, to execute this Certificate of Amendment and to file it with the Delaware Secretary of State in the form and manner as required by the laws of the State of Delaware, with such additional changes as the Secretary of State may require.

IN WITNESS WHEREOF, the undersigned have executed this Certificate this 6th day of February 2015.

/s/ Yakov Kogan	/s/ C. Neil Lyons
Name: Yakov Kogan	Name: C. Neil Lyons
Title: Chief Executive Officer	Title: Chief Financial Officer

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